UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2024

ARK7 PROPERTIES ADVANCE LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

(Exact name of issuer as specified in its charter)

Delaware	93-3960285
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1 Ferry Building, Ste 201

San Francisco, CA 94111

(Full mailing address of principal executive offices)

415-275-0701

(Issuer's telephone number, including area code)

Series #TPVS2, Series #ICBTL, and Series #BULMO

(Title of each class of securities issued pursuant to Regulation A)

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE INFORMATION CONTAINED IN THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this Annual Report, "we," "us," "our" or "our company", shall refer to Ark7 Properties Advance LLC. All of the series of our company may collectively be referred to in this Annual Report as the "series" and each, individually, as a "series." The membership interests of all series described above may collectively be referred to in this Annual Report as the "shares" and each, individually, as a "share". Ark7 Inc., a Delaware corporation ("Ark7") will serve as the asset manager responsible for managing each Series' Underlying Asset (the "Asset Manager") as described in the Asset Management Agreement between Ark7 Inc. and each series of Ark7 Properties Advance LLC. Ark7 will serve as the Managing Member responsible for the day-to-day management of the company and each registered series.

II

ITEM 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the financial statements and financial condition of Ark7 Properties Advance LLC and results of its operations together with: (i) its financial statements and related notes appearing at the end of this Offering Circular and (ii) the pro forma consolidated financial statements appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

Ark7 Properties Advance LLC was formed on October 12, 2023 ("Inception") in the State of Delaware. Ark7 Properties Advance LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific real estate property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Ark7 is the company's Managing Member. As the company's Managing Member, it will manage the company's day-to-day operations. Ark7 is also the Managing Member of each Series and the Asset Manager of each Series and will manage each property that a Series acquires.

Emerging Growth Company

If the company becomes subject to the ongoing reporting requirements of the Exchange Act, we will qualify as an "emerging growth company" under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results - Six Months Ended June 30, 2024 and 2023

Revenues are generated at the series level. For the period ended June 30, 2024 and 2023, the Series aggregated together generated $11,916 and $0 in revenues, respectively.

These revenues were generated by rental income across each Series as set out below:

Series	Gross Rental Income as of June 30, 2024	Gross Rental Income as of June 30, 2023
#6MWZZ	$ 0	$ 0
#BULMO	$ 0	$ 0
#DJGLA	$ 0	$ 0
#ESMYO	$ 0	$ 0
#HEEMV	$ 0	$ 0
#ICBTL	$ 0	$ 0
#NETKE	$ 0	$ 0
#TPVS2	$ 11,916	$ 0

Over this same period, each series incurred expenses from operations of the series, as well as professional expenses related to undertaking the Series offering. Expenses from operations of the properties, such as utilities, repairs and maintenance, insurance, and property tax amounted to:

Series	Expenses Relating to Operating of the Property as of June 30, 2024	Expenses Relating to Operating of the Property as of June 30, 2023
#6MWZZ	$ 114	$ 0
#BULMO	$ 114	$ 0
#DJGLA	$ 114	$ 0
#ESMYO	$ 114	$ 0
#HEEMV	$ 114	$ 0
#ICBTL	$ 11	$ 0
#NETKE	$ 114	$ 0
#TPVS2	$ 5,887	$ 254

When including all expenses, such as legal and professional fees, general and administrative expenses, depreciation, and interest expense to Ark7, against revenues during this period, resulted in net income of the following:

Series	Net Income (Loss) as of June 30, 2024	Net Income (Loss) as of June 30, 2023
#6MWZZ	$ (114)	$ 0
#BULMO	$ (114)	$ 0
#DJGLA	$ (114)	$ 0
#ESMYO	$ (114)	$ 0
#HEEMV	$ (114)	$ 0
#ICBTL	$ (11)	$ 0
#NETKE	$ (114)	$ 0
#TPVS2	$ (9,026)	$ (4,372)

Liquidity and Capital Resources

Each Series has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses. As of June 30, 2024, the balance of the property management reserve by Series was:

Series	Cash and Property Management Reserve as of June 30, 2024
#6MWZZ	$ 0
#BULMO	$ 0
#DJGLA	$ 0
#ESMYO	$ 0
#HEEMV	$ 0
#ICBTL	$ 0
#NETKE	$ 0
#TPVS2	$ 0

An additional $0 of cash is held by Ark7 Properties Advance LLC that is not assigned to a specific series.

Down Payment Loan Payables

The Parent Company provide initial funding required for property acquisitions and structured this as a down payment loan to APAL and its series. Borrowers are authorized to use the Parent Company's bank checking account for property acquisition purpose.

Series #BULMO

On August 19, 2024, the APAL - Series #BULMO executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #BULMO borrowed $640,000 at 10% interest with a maturity of August 18, 2025. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $0, respectively. Ark7 Properties Advance LLC - Series #BULMO.

Series #DJGLA

On September 26, 2024, the APAL - Series #DJGLA executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #DJGLA borrowed $255,000 at 10% interest with a maturity of September 25, 2025. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $0, respectively. Ark7 Properties Advance LLC - Series #DJGLA.

Series #HEEMV

On September 26, 2024, the APAL - Series #HEEMV executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #HEEMV borrowed $260,000 at 10% interest with a maturity of September 25, 2025. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $0, respectively. Ark7 Properties Advance LLC - Series #HEEMV.

Series #ICBTL

On August 9, 2024, the APAL - Series #ICBTL executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #ICBTL borrowed $280,000 at 10% interest with a maturity of August 8, 2025. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $0, respectively. Ark7 Properties Advance LLC - Series #ICBTL.

Series #NETKE

On September 20, 2024, the APAL - Series #NETKE executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #NETKE borrowed $250,000 at 10% interest with a maturity of September 19, 2025. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $0 and $0, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $0 and $0, respectively. Ark7 Properties Advance LLC - Series #NETKE.

Series #TPVS2

On October 12, 2023, the APAL - Series #TPVS2 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #TPVS2 borrowed $230,000 at 10% interest with a maturity of October 11, 2024. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2024 and December 31, 2023 was $230,000 and $230,000, respectively, and is included in related party debt, current on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2024 and 2023 was $11,468 and $0, respectively. Ark7 Properties Advance LLC - Series #TPVS2.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

  Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
  The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.
  Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARK7 PROPERTIES ADVANCE LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

For the six months ended June 30, 2024

Ark7 Properties Advance LLC

Consolidated Balance Sheet

As of June 30, 2024 (Unaudited)

Description	Note	June 30, 2024
Assets
Current Assets
Cash and cash equivalents	2	$ 3,229
Receivables		500
Related party receivables		-
Prepaid expenses		6,047
Total Current Assets		9,777
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost		216,929
Property, plant, and equipment - Accumulated Depreciation		(4,602)
Total Property, plant, and equipment	1	212,327
Total Noncurrent Assets		212,327
Total Assets		222,104

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		10,226
Related party payable	3	230,319
Related party debt, current		-
Other liabilities, current		1,000
Total Current Liabilities		241,545
Total Liabilities		241,545

Member's Equity
Equity Capital
Members' Equity		-
Retained Earnings (Accumulated Deficit)		(19,441)
Total Equity Capital		(19,441)
Total Member's Equity		(19,441)
Total Liabilities & Members' Equity		$ 222,104

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Advance LLC

Consolidated Statement of Income

For the six months ended June 30, 2024 (Unaudited)

Description	Note	June 30, 2024
Net Income (Loss)
Gross Profit (Loss)
Rental Income		$ 11,916
Other rental fees		-
Total Gross Profit (Loss)	1	11,916
Operating Expenses
General and administrative expenses		11,746
Depreciation and amortization expenses		3,176
Property tax and state fee		2,526
Total Operating Expenses		17,448
Operating Income (Loss)		(5,531)
Other Income (Loss)
Interest expense	3	-
Interest expense, related party	4	-
Other income (expense)		-
Total Other Income (Loss)		-
Total Net Income (Loss)		$ (5,531)

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Advance LLC

Consolidated Statement of Members' Equity

For the six months ended June 30, 2024 (Unaudited)

Description	June 30, 2024
Balance at the beginning of the period	$ (13,909)
Equity Contribution	-
Net Income (Loss)	(5,531)
Distribution	-
Balance at the end of the period	$ (19,441)

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Advance LLC

Consolidated Statement of Cash Flows

For the six months ended June 30, 2024 (Unaudited)

Description	June 30, 2024
Cash Flows From Operating Activities
Net Income (Loss)	$ (5,531)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation, other operating	3,176
Amortization of debt issuance costs	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	3,176
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-
Related party receivables	-
Prepaid expenses	(5,553)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	(2,817)
Related party payable	8,590
Other liabilities	-
Net Cash Provided by (Used in) Operating Activities	(2,135)
Cash Flows from Investing Activities
Purchase of property, plant, and equipment	(313)
Net Cash Provided by (Used in) Investing Activities	(313)
Cash Flows from Financing Activities
Proceeds from issuance of related party debt	-
Repayment of related party debt	-
Proceeds from private offerings	-
Distributions to partners	-
Net Cash Provided by (Used in) Financing Activities	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(2,448)
Cash, Cash Equivalents, and Restricted Cash at the beginning of the period	5,677
Cash, Cash Equivalents, and Restricted Cash at the end of the period	3,229

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Advance LLC

Consolidated and consolidating Balance Sheet

As of June 30, 2024 (Unaudited)

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #TPVS2	Eliminating
Assets
Current Assets
Cash and cash equivalents	$ 3,229	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Receivables	500	-	-	-	-	-	-	-	-	-
Related party receivables	-	(229)	(229)	(229)	(229)	(229)	(1,277)	(229)	(7,903)	10,553
Related party loans and notes receivable, current	230,000	-	-	-	-	-	-	-	-	(230,000)
Prepaid expenses	-	115	115	115	115	115	1,266	115	4,091	-
Total Current Assets	233,729	(114)	(114)	(114)	(114)	(114)	(11)	(114)	(3,812)	(219,447)
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	-	-	-	-	-	-	-	-	216,929	-
Property, plant, and equipment - Accumulated Depreciation	-	-	-	-	-	-	-	-	(4,602)	-
Total Property, plant, and equipment	-	-	-	-	-	-	-	-	212,327	-
Related party loans and note receivable, noncurrent	-	-	-	-	-	-	-	-	-	-
Total Noncurrent Assets	-	-	-	-	-	-	-	-	212,327	-
Total Assets	233,729	(114)	(114)	(114)	(114)	(114)	(11)	(114)	208,515	(219,447)

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10,226	-	-	-	-	-	-	-	-	-
Related party payable	219,765	-	-	-	-	-	-	-	-	10,553
Related party debt, current	-	-	-	-	-	-	-	-	230,000	(230,000)
Other liabilities, current	-	-	-	-	-	-	-	-	1,000	-
Total Current Liabilities	229,991	-	-	-	-	-	-	-	231,000	(219,447)
Noncurrent Liabilities
Mortgage payable
Related party debt, noncurrent
Total Noncurrent Liabilities
Total Liabilities	229,991	-	-	-	-	-	-	-	231,000	(219,447)

Member's Equity
Equity Capital
Members' Equity	-	-	-	-	-	-	-	-	-	-
Retained Earnings (Accumulated Deficit)	3,738	(114)	(114)	(114)	(114)	(114)	(11)	(114)	(22,485)	-
Total Equity Capital	3,738	(114)	(114)	(114)	(114)	(114)	(11)	(114)	(22,485)	-
Total Member's Equity	3,738	(114)	(114)	(114)	(114)	(114)	(11)	(114)	(22,485)	-
Total Liabilities & Members' Equity	$ 233,729	$ (114)	$ (114)	$ (114)	$ (114)	$ (114)	$ (11)	$ (114)	$ 208,515	$ (219,447)

Description	Total
Assets
Current Assets
Cash and cash equivalents	$ 3,229
Receivables	500
Related party receivables	-
Related party loans and notes receivable, current	-
Prepaid expenses	6,047
Total Current Assets	9,777
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	216,929
Property, plant, and equipment - Accumulated Depreciation	(4,602)
Total Property, plant, and equipment	212,327
Related party loans and note receivable, noncurrent	-
Total Noncurrent Assets	212,327
Total Assets	222,104

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10,226
Related party payable	230,319
Related party debt, current	-
Other liabilities, current	1,000
Total Current Liabilities	241,545
Noncurrent Liabilities
Mortgage payable
Related party debt, noncurrent
Total Noncurrent Liabilities
Total Liabilities	241,545

Member's Equity
Equity Capital
Members' Equity	-
Retained Earnings (Accumulated Deficit)	(19,441)
Total Equity Capital	(19,441)
Total Member's Equity	(19,441)
Total Liabilities & Members' Equity	$ 222,104

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Advance LLC

Consolidated and consolidating Statement of Income

For the six months ended June 30, 2024 (Unaudited)

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #TPVS2	Eliminating
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 11,916	$ -
Other rental fees	-	-	-	-	-	-	-	-	-	-
Total Gross Profit (Loss)	-	-	-	-	-	-	-	-	11,916	-
Operating Expenses
General and administrative expenses	6,980	114	114	114	114	114	98	114	3,985	-
Depreciation and amortization expenses	-	-	-	-	-	-	-	-	3,176	-
Property tax and state fee	300	-	-	-	-	-	(87)	-	2,312	-
Total Operating Expenses	7,280	114	114	114	114	114	11	114	9,474	-
Operating Income (Loss)	(7,280)	(114)	(114)	(114)	(114)	(114)	(11)	(114)	2,443	-
Other Income (Loss)
Interest income, related party	11,468	-	-	-	-	-	-	-	-	(11,468)
Interest expense	-	-	-	-	-	-	-	-	-	-
Interest expense, related party	-	-	-	-	-	-	-	-	(11,468)	11,468
Other income (expense)	-	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	11,468	-	-	-	-	-	-	-	(11,468)	-
Total Net Income (Loss)	$ 4,189	$ (114)	$ (114)	$ (114)	$ (114)	$ (114)	$ (11)	$ (114)	$ (9,026)	$ -

Description	Total
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 11,916
Other rental fees	-
Total Gross Profit (Loss)	11,916
Operating Expenses
General and administrative expenses	11,746
Depreciation and amortization expenses	3,176
Property tax and state fee	2,526
Total Operating Expenses	17,448
Operating Income (Loss)	(5,531)
Other Income (Loss)
Interest income, related party	-
Interest expense	-
Interest expense, related party	-
Other income (expense)	-
Total Other Income (Loss)	-
Total Net Income (Loss)	$ (5,531)

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Advance LLC

Consolidated and consolidating Statement of Members' Equity

For the six months ended June 30, 2024 (Unaudited)

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #TPVS2	Eliminating
Balance at January 01, 2023
Equity Contribution	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	4,189	(114)	(114)	(114)	(114)	(114)	(11)	(114)	(9,026)	-
Distribution	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2023

Description	Total
Balance at January 01, 2023
Equity Contribution	-
Net Income (Loss)	(5,531)
Distribution	-
Balance at December 31, 2023

See accompanying notes to the Consolidated and Consolidating financial statements

Ark7 Properties Advance LLC

Consolidated and consolidating Statement of Cash Flows

For the six months ended June 30, 2024 (Unaudited)

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #TPVS2	Eliminating
Cash Flows From Operating Activities
Net Income (Loss)	$ 4,189	$ (114)	$ (114)	$ (114)	$ (114)	$ (114)	$ (11)	$ (114)	$ (9,026)	$ -
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation, other operating	-	-	-	-	-	-	-	-	3,176	-
Amortization of debt issuance costs	-	-	-	-	-	-	-	-	-	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	-	-	-	-	-	-	-	-	3,176	-
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-	-	-	-	-	-	-	-	-	-
Related party receivables	-	229	229	229	229	229	1,277	229	9,759	(12,409)
Prepaid expenses	-	(115)	(115)	(115)	(115)	(115)	(1,266)	(115)	(3,596)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	(2,817)	-	-	-	-	-	-	-	-	-
Related party payable	(3,820)	-	-	-	-	-	-	-	-	12,409
Other liabilities	-	-	-	-	-	-	-	-	-	-
Net Cash Provided by (Used in) Operating Activities	(2,448)	-	-	-	-	-	0	-	313
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable	-	-	-	-	-	-	-	-	-	-
Related party loans and notes receivable issued	-	-	-	-	-	-	-	-	-	-
Purchase of property, plant, and equipment	-	-	-	-	-	-	-	-	(313)	-
Net Cash Provided by (Used in) Investing Activities	-	-	-	-	-	-	-	-	(313)	-
Cash Flows from Financing Activities
Proceeds from issuance of debt
Payments for debt issuance costs	-	-	-	-	-	-	-	-	-	-
Repayment of debt	-	-	-	-	-	-	-	-	-	-
Proceeds from issuance of related party debt	-	-	-	-	-	-	-	-	-	-
Repayment of related party debt	-	-	-	-	-	-	-	-	-	-
Proceeds from private offerings	-	-	-	-	-	-	-	-	-	-
Distributions to partners	-	-	-	-	-	-	-	-	-	-
Net Cash Provided by (Used in) Financing Activities	-	-	-	-	-	-	-	-	-	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(2,448)	-	-	-	-	-	0	-	0
Cash, Cash Equivalents, and Restricted Cash at January 01, 2023
Cash, Cash Equivalents, and Restricted Cash at December 31, 2023

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Description	Total
Cash Flows From Operating Activities
Net Income (Loss)	$ (5,531)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation, other operating	3,176
Amortization of debt issuance costs	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	3,176
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-
Related party receivables	-
Prepaid expenses	(5,553)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	(2,817)
Related party payable	8,590
Other liabilities	-
Net Cash Provided by (Used in) Operating Activities	(2,135)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable	-
Related party loans and notes receivable issued	-
Purchase of property, plant, and equipment	(313)
Net Cash Provided by (Used in) Investing Activities	(313)
Cash Flows from Financing Activities
Proceeds from issuance of debt
Payments for debt issuance costs	-
Repayment of debt	-
Proceeds from issuance of related party debt	-
Repayment of related party debt	-
Proceeds from private offerings	-
Distributions to partners	-
Net Cash Provided by (Used in) Financing Activities	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(2,448)
Cash, Cash Equivalents, and Restricted Cash at January 01, 2023
Cash, Cash Equivalents, and Restricted Cash at December 31, 2023

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -

See accompanying notes to the Consolidated and Consolidating financial statements

ARK7 PROPERTIES ADVANCE LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Ark7 Properties Advance LLC (the "APAL") is a single-member Delaware limited liability company wholly owned by Ark7 Inc. (the "Parent Company"). The APAL was formed on October 12, 2023, in accordance with the Limited Liability Company Act (LLCA) of the state of Delaware. The APAL has registered 8 Series Delaware limited liability companies (the "Series Companies"), each of which will be used as an investment vehicle that intends to enable investors to own fractional ownership of a specific rental property. This lowers the cost of entry and minimizes the time commitment for real estate investing. An investment in the APAL entitles the investor to the potential economic benefits normally associated with direct property ownership while requiring no investor involvement in asset or property management.

Series	Carrier	Property Address	Registration Date
6MWZZ	N/A	N/A	July 26, 2024
BULMO	N/A	N/A	July 30, 2024
DJGLA	N/A	N/A	August 30, 2024
ESMYO	N/A	N/A	July 26, 2024
HEEMV	N/A	N/A	August 30, 2024
ICBTL	N/A	N/A	July 30, 2024
NETKE	N/A	N/A	July 30, 2024
TPVS2	Chicago-C4	20 N State St, Unit 307, Chicago, IL 60602	October 12, 2023

Management's Plan and Going Concerns

The accompanying consolidated and consolidating financial statements have been prepared to assume the APAL will continue as a going concern. The APAL is newly formed and has not generated sufficient revenue from operations. The APAL will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company's ability to continue as a going concern. During the next 12 months, the APAL intends to fund operations through member advances and debt or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the APAL. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties. As of June 30, 2024, the APAL's accumulated deficit amounted to $19,441.

These conditions indicate the existence of uncertainty which may cast doubt about the APAL's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Statement of compliance

The accompanying consolidated and consolidating financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated and consolidating financial statements include the accounts of the APAL and its Series Companies. All intercompany balances and transactions are eliminated in consolidation.

These consolidated and consolidating financial statements have been prepared under the historical cost convention, except for evaluating specific financial instruments carried at fair value.

Method of accounting

The consolidated and consolidating financial statement of the APAL is prepared on the accrual basis of accounting. It includes only those assets, liabilities, and results of operations that relate to the business of the APAL.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the APAL's financial condition or operating results will be materially affected. The APAL bases its estimates on past experience and other assumptions that the APAL believes are reasonable under the circumstances, and the APAL evaluates those estimates on an ongoing basis.

Functional and presentation currency

Items included in the APAL's consolidated financial statements are estimated using the currency that best reflects the economic substance of the underlying events and circumstances related to the APAL (the "functional currency"). The functional and presentation currency of the accompanying financial statements is US Dollars (the "USD").

Revenue recognition

Rental income is reported on a straight-line basis over the terms of the respective leases. The property rental income for the six months ended June 30, 2024 was $11,916.

The concentration of credit risk

Financial instruments potentially subject the APAL to the concentration of credit risk, primarily cash and tenant receivables. The APAL places its cash with financial institutions, and its balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times, the APAL had a cash balance over the insured amount.

Fair value measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on the exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the APAL. Unobservable inputs are inputs that reflect the APAL's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the APAL has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the APAL approximate fair value due to their either relatively short maturities and/or consistency with current market rates.

Property, plant, and equipment

Land is carried at cost. Building, leasehold improvements, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. The building, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are expensed when incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset or group of assets. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. Fair value is generally determined from estimated discounted future net cash flows (for assets held for use) or net realizable value (for assets held for sale). For the six months ended June 30, 2024, the APAL has not recognized any impairment losses.

Property, plant and equipment consist of the following as of June 30, 2024:

June 30, 2024
Buildings and improvements	$ -
Furniture and fixtures	$ -
Land	$ 41,700
Property, plant, and equipment, gross	216,929
Less: Buildings and improvements - Accumulated Depreciation	(4,595)
Furniture and fixtures - Accumulated Depreciation	(7)
Property, plant, and equipment	$ 212,327

Estimated useful life for buildings and improvements is 27.5 years.

Depreciation expenses for the six months ended June 30, 2024 was $3,176.

Lease accounting

According to the recently adopted Accounting Standards Updated ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016- 02" or "ASC 842"), the APAL determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. As of June 30, 2024, the APAL had no long-term leases.

Income taxes

The APAL is taxed as a Limited Liability Company (LLC). Under these provisions, the APAL does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the APAL's taxable income.

Each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. For this offering of series interests to investors, each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. This means that the Series will owe corporate income tax on its profits and will report these profits and losses for tax purposes at the corporate level. The Series will distribute dividends to investors from the net profits after taxes, subject to our Managing Member's discretion regarding the retention of funds for future working capital needs. Consequently, investors may receive dividend distributions when profits are realized and taxes are paid at the corporate level, which could be independent of the actual cash distributions made to investors.

NOTE 2: PROPERTY MANAGEMENT RESERVES

Each Series Company has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses.

As of June 30, 2024, the balance of the property management reserve was $0, and is included in cash and cash equivalents on the accompanying balance sheet.

NOTE 3: TRANSACTIONS WITH RELATED PARTIES

Due to affiliates

The Parent Company pays for the APAL for covering property acquisition and administrative costs. The loan has been structured as payable to the Parent Company from the APAL. These advances are non-interest bearing and are due on demand. The outstanding balance due to the affiliate as of June 30, 2024 was $230,319, and is included in the related party payable section on the accompanying balance sheet.

Property sourcing fee and offering expenses reimbursement

Pursuant to the Operating Agreement the Asset Manager, as consideration for assisting in the sourcing of the Underlying Asset of a Series, to the extent not waived by the Managing Member in its sole discretion, will receive a 3.0% (of the maximum offering amount) Sourcing Fee. The sourcing fee is in connection with the search and negotiation of the property purchase as set forth in the Certificate of Designations for the Series.

The Parent Company assigns offering expenses to each series, which are then set as part of each series' intended Use of Proceeds. The parent company will be reimbursed a fixed amount for each series for offering expenses.

Series #TPVS2

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2024 was $0 and $0, respectively.

Asset management fee

For services performed, the Series will pay an annual Asset Management Fee to the Asset Manager in respect of each fiscal year, 15% of any Free Cash Flows available for distribution pursuant to Article VII of the Operating Agreement. Any such amount will be paid at the same time as, and only if, a distribution is made from the Series to its Members.

Series #BULMO

The Series #BULMO has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #BULMO and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #BULMO together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #DJGLA

The Series #DJGLA has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #DJGLA and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #DJGLA together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #HEEMV

The Series #HEEMV has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #HEEMV and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #HEEMV together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #ICBTL

The Series #ICBTL has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ICBTL and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ICBTL together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #NETKE

The Series #NETKE has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #NETKE and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #NETKE together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

Series #TPVS2

The Series #TPVS2 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #TPVS2 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #TPVS2 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2024, the prepaid Asset Management Fee was $0. Asset Management Fee for the six months ended June 30, 2024, was $0.

NOTE 4: SUBSEQUENT EVENTS

Following are the material subsequent events that took place between July 1, 2024 through September 30, 2024 (date of report):

Property Acquisition

  Ark7 Properties Advance LLC - Series #ICBTL acquired a property located at 215 Piedmont Ave NE, Unit 1503, Atlanta, GA 30308. The transaction for this purchase was completed on Aug 9, 2024, with a sale price of $265,000.
  Ark7 Properties Advance LLC - Series #BULMO acquired a property located at 27308 Barre Dr, Menifee, CA 92584. The transaction for this purchase was completed on Aug 19, 2024, with a sale price of $630,000.
  Ark7 Properties Advance LLC - Series #NETKE acquired a property located at 1986 Old Dogwood, Jonesboro, GA 30238. The transaction for this purchase was completed on Sep 20, 2024, with a sale price of .
  Ark7 Properties Advance LLC - Series #DJGLA acquired a property located at 215 Piedmont Ave NE, #902, Atlanta, GA 30308. The transaction for this purchase was completed on Sep 26, 2024, with a sale price of .
  Ark7 Properties Advance LLC - Series #HEEMV acquired a property located at 215 Piedmont Ave NE, #609, Atlanta, GA 30308. The transaction for this purchase was completed on Sep 26, 2024, with a sale price of .

Management has evaluated subsequent events through the date on the consolidated financial statements that were available to be issued, which is September 30, 2024 and has determined that there were no material subsequent events that require disclosure in these financial statements.

NOTE 5: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated and consolidating financial statements have been approved by the management of the APAL and authorized for issue on October 2, 2024.

EXHIBIT INDEX

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Ark7 Properties Advance LLC*
2.2	Operating Agreement of Ark7 Properties Advance LLC*
3.1	Series #TPVS2 Series Designation*
3.2	Series #ICBTL Series Designation*
3.3	Series #BULMO Series Designation*
4.1	Form of Series #[______] Subscription Agreement*
6.1	Form of Lease Agreement*
6.2	Real Estate Purchase Agreement dated October 13, 2023 between Seller and Series #TPVS2*
6.3	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #TPVS2*
6.4	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #TPVS2*
6.5	Real Estate Purchase Agreement dated August 09, 2024 between Seller and Series #ICBTL*
6.6	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #ICBTL*
6.7	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #ICBTL*
6.8	Real Estate Purchase Agreement dated August 19, 2024 between Seller and Series #BULMO*
6.9	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #BULMO*
6.10	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #BULMO*

____________________

* Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the State of California, on October 4, 2024.

Ark7 Properties Advance LLC a Delaware series limited liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	President

This report has been signed by the following persons in the capacities and on the dates indicated.

Ark7 Properties Advance LLC a Delaware series liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer of Ark7 Inc., Managing Member of Ark7 Properties Advance LLC
	Date:	October 4, 2024